UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

PG&E Corporation

(Name of Issuer)

Common Stock, no par value

(Title of Class of Securities)

69331C108

(CUSIP Number)

Thomas Wagner

Knighthead Capital Management, LLC

1140 Avenue of the Americas, 12th Floor

New York, New York 10036

(212) 356-2900

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 9, 2019

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 69331C108

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1	NAME OF REPORTING PERSON Knighthead Capital Management, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (1) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 17,131,521 (2)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 17,131,521 (2)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 17,131,521 (3)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.24%
14	TYPE OF REPORTING PERSON IA, OO

(1)	See Item 4.
(2)	See Item 5.
(3)	Includes 2,748,000 Shares underlying certain options exercisable within 60 days hereof.

CUSIP No. 69331C108

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Explanatory Note

This Amendment No. 2 amends the statement on Schedule 13D filed with the Securities and Exchange Commission by Knighthead Capital Management, LLC (the “Reporting Person”) on August 7, 2019, as amended (the “Original Schedule 13D”), with respect to common stock of PG&E Corporation (the “Company”). Except as specified in Item 2, capitalized terms used but not defined in this Amendment No. 2 have the meanings set forth in the Original Schedule 13D.

Item 2.	Identity and Background.

Item 2 is hereby amended to include Knighthead Distressed Opportunities Fund, L.P. as one of the “Knighthead Funds.”

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended and restated in its entirety as follows:

The Shares reported herein as being beneficially owned by the Reporting Person were purchased using working capital of the Knighthead Funds in open-market transactions. A total of $187,168,736.52 was paid to acquire the Shares reported in this Schedule 13D, excluding brokerage commissions. The aggregate purchase price of the Call Options (defined below) reported herein is approximately $13,998,826.03, excluding brokerage commissions.

Item 4.	Purpose of Transaction.

Item 4 is hereby amended by adding the following two paragraphs:

On September 9, 2019, the Reporting Person, solely on behalf of certain funds and accounts it manages and/or advises, and the Company entered into a letter agreement setting forth the terms by which the Reporting Person committed to provide capital to the Company in connection with its plan of reorganization. The letter agreement supersedes the letter that the Reporting Person had submitted to the Company on August 7, 2019.

The Reporting Person presently intends to seek to work with the Company in connection with its development and implementation of a plan of reorganization, which may include matters referred to in items (a) through (j) of Item 4 of Schedule 13D relating to the Company’s assets, liabilities, capital structure and governance.

Item 5.	Interest in Securities of the Issuer

Item 5 is hereby amended to include the following information, which supersedes the information provided in the Original Schedule 13D:

(a)	As of the close of business on September 10, 2019, the Reporting Person and each of the Controlling Persons, solely on behalf of the Knighthead Funds, beneficially owned 17,131,521 Shares.

Percentage: 3.24%

(b)	(1) Sole power to vote or direct vote: 0

(2) Shared power to vote or direct vote: 17,131,521

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(3) Sole power to dispose or direct the disposition: 0

(4) Shared power to dispose or direct the disposition: 17,131,521

(c)

Transactions in the Shares by the Reporting Person and each of the Controlling Persons during the period August 8, 2019 to September 10, 2019 are set forth in Schedule A and are incorporated herein by reference.

(d)

Other persons are known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Shares beneficially owned by the Reporting Person. The Knighthead Funds are known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds of, more than five percent of the Shares reported herein.

(e)	Not applicable.

The aggregate percentage of Shares owned by the Reporting Person and reported in this Schedule 13D is based upon 529,223,793 Shares outstanding, as of August 2, 2019, which is the total number of Shares outstanding as reported in the Company’s Quarterly Report on Form 10-Q filed with the SEC on August 9, 2019.

Item 7.	Materials to be Filed as Exhibits.

99.1*	Backstop Commitment Letter, dated September 9, 2019, between Knighthead Capital Management, LLC and PG&E Corporation.

*	Filed herewith.

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SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: September 10, 2019

KNIGHTHEAD CAPITAL MANAGEMENT, LLC

By:	/s/ Thomas A. Wagner
Name:	Thomas A. Wagner
Title:	Managing Member

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SCHEDULE A

Transactions in Shares During the Period August 8, 2019 through September 10, 2019

Transaction Date	Entity Transacting	Transaction Type	Options *	Quantity	Price	How Transaction Effected
Common Shares
8/8/2019	Knighthead Distressed Opportunities Fund L.P.	Buy Transactions		167,000	18.71	Open Market
8/8/2019	Knighthead Distressed Opportunities Fund L.P.	Buy Transactions		100,000	18.73	Open Market
8/19/2019	HF Fund LP	Buy Transactions		100,000	10.79	Open Market
8/19/2019	HF Fund LP	Buy Transactions		250,000	10.83	Open Market
8/19/2019	HF Fund LP	Buy Transactions		112,000	10.69	Open Market